

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2011

<u>Via E-mail</u>
Alan Auerbach
Chief Executive Officer
Puma Biotechnology, Inc.
10940 Wilshire Blvd, Suite 600
Los Angeles, CA 90024

> **Re: Puma Biotechnology, Inc.**
> **Form S-1**
> **Filed December 2, 2011**
> **File No. 333-178308**

Dear Mr. Auerbach:

We have limited our review of your filing to resolution of all outstanding comments on your Form 8-K filed on October 11, 2011 and your pending confidential treatment request filed on October 12, 2011. After any issues that arise during our examination of the Form 8-K and confidential treatment request have been satisfied, we will consider your request for acceleration of the effective date of the registration statement.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have. Feel free to call us at the telephone number listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 if you have any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director